SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  _____________

                                    FORM 11-K

                                  _____________


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002
                          -------------

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from_____________ to____________


Commission file number 0-24040
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                      PENN FEDERAL SAVINGS BANK 401(k) PLAN


                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
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                                                                       Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND
   2001 AND FOR THE YEAR ENDED JUNE 30, 2002:

   Statements of Net Assets Available for Benefits                       2

   Statement of Changes in Net Assets Available for Benefits             3

   Notes to Financial Statements                                        4-7

SUPPLEMENTAL SCHEDULE:

   Schedule H, Part IV,line 4i -Schedule of Assets Held at End of Year   8


Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



December 18, 2002

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------


                                                        2002             2001

ASSETS:

  Investments, at fair value                         $4,888,700       $4,836,442
  Participant loans receivable                           18,650           58,525

  Contributions receivable:
    Employer contribution                               135,189          111,040
    Participant contributions                                --           58,173
                                                     ----------       ----------

           Total contributions receivable               135,189          169,213

  Other accrued income                                       --              208
                                                     ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $5,042,539       $5,064,388
                                                     ==========       ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 2002
--------------------------------------------------------------------------------



NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS:
  Additions to fund:
    Employer's contributions                                        $   136,150
    Participants' contributions                                         601,890
                                                                    -----------


           Total contributions                                          738,040

    Interest income                                                       3,595
    Investment  income                                                  224,686
    Net depreciation in fair value of investments                      (582,814)
                                                                    -----------

          Total additions                                               383,507
                                                                    -----------

  Deductions from fund:
    Payments to participants                                            405,356
                                                                    -----------

          Total deductions                                              405,356
                                                                    -----------

NET DECREASE                                                            (21,849)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                   5,064,388
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                      $ 5,042,539
                                                                    ===========


The accompanying notes are an integral
  part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


A.   PLAN DESCRIPTION

     The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     1. Plan Agreement - The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty one and completing three months of service at Penn Federal Savings Bank (the "Bank").

     2.   Contributions

          (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may contribute an amount not to exceed 10% of compensation on an after tax basis and may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. In no event can the total amount deferred exceed $11,000 (adjusted annually).

          (b) Matching Employer Contributions - Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution that varies between 25% and 100% of the participant's contribution (subject to certain limitations) depending on the Bank's financial performance.

          (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

     Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

     Investment Valuation and Income Recognition - Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Fundamental Growth Fund and Ready Assets Trust Fund were managed by Merrill Lynch Investment Managers Limited. Investments in mutual funds consisting of the MFS Emerging Growth Fund and Massachusetts Investors Trust Fund were managed by Massachusetts Financial Services Company ("MFS"). Investments in mutual funds and investments in PennFed Financial Services, Inc. common stock are recorded at market value as determined by quoted market prices.

     Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2002 or 2001. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost, which approximates fair value.

     Participant Accounts - Prior to December 1, 2001, plan assets were under the trusteeship of Merrill Lynch Trust Company. Beginning December 1, 2001, plan assets are under the trusteeship of Frontier Trust Company, FSB. Participants may designate their contributions to be invested in any of the following eight funds and common stock:

     1. Basic Value Fund - The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing primarily in equity securities.

     2. Capital Fund - The investment objective of the Fund is to maximize total investment return by shifting emphasis among equity, debt and convertible securities.

     3. Corporate Intermediate Bond Fund - The investment objective of the Fund is to seek current income. The Fund anticipates that under normal circumstances, the majority of its assets will be invested in fixed-income securities, including convertible and nonconvertible debt securities and preferred stock.

     4. Global Allocation Fund - The investment objective of the Fund is to seek a high total investment return utilizing United States and foreign equity, debt and money market securities; the combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends.

     5. Fundamental Growth Fund - The investment objective of the Fund is to seek long term growth of capital by investing in a portfolio of equity securities.

     6. Ready Assets Trust Fund - The investment objectives of the Fund are to seek preservation of capital, liquidity and current income by investing in a diversified portfolio of short-term money market securities.

     7. MFS Emerging Growth Fund - The investment objective of the Fund is to seek long-term growth of capital by investing primarily in common stock.

     8. Massachusetts Investors Trust Fund -The investment objective of the Fund is to seek current income and long-term growth of capital and income by investing primarily in common stock and convertibles.

     9. PennFed Financial Services, Inc. Common Stock - Allows the participants in the Plan to direct the investment of all or a portion of the assets in their Plan accounts to the common stock of PennFed Financial Services, Inc. (the holding company for Penn Federal Savings
          Bank).

     Investments in the CMA Money Fund represent contributions by employees or the employer that have been paid into the fund, but not yet allocated based on a participant's designated investment allocation.

     Benefit Payments - Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

     During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

     Benefits Payable - Net assets available for benefits included benefits of $709,523 and $564,146 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 2002 and 2001, respectively.

     Administrative Expenses - The Bank has elected to pay administrative expenses on behalf of the Plan.

     Forfeitures - Forfeitures (the portions of terminated participants' accounts in which they did not have a vested interest) are used to reduce future Bank contributions.

C.   INVESTMENTS

     The Plan's investments are held in a trust fund. The following table presents investments. Investments that represent 5 % or more of the Plan's net assets are separately identified.

                                                                 June 30
                                                          2002            2001

     Investments at Fair Value as Determined
       by Quoted Market Price:
       Fundamental Growth Fund                        $  564,471     $  787,038
       Global Allocation Fund                            991,841        970,140
       Basic Value Fund                                  990,338      1,096,539
       Capital Fund                                      578,004        589,771
       Corporate Intermediate Bond Fund                  418,842        381,062
       Ready Assets Trust Fund                           324,631        250,821
       PennFed Financial Services, Inc. Stock            754,626        537,553
       Other Mutual Funds                                265,947        223,518
                                                      ----------     ----------

                Total investments                     $4,888,700     $4,836,442
                                                      ==========     ==========


     During the year ended June 30, 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $582,814 as follows:


     Investments at Fair Value as Determined by
       Quoted Market Price:
       Mutual funds                                                   $(709,172)
       Common stock                                                     126,358
                                                                      ---------
                Net change in fair value                              $(582,814)
                                                                      =========


D.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

E.   INVESTMENT INCOME

     The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

F.   TAX STATUS

     The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated August 7, 2001. The plan administrator believes that the Plan is currently designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

                                     ******

PENN FEDERAL SAVINGS BANK 401(k) PLAN
JUNE 30, 2002


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS AT END OF YEAR
------------------------------------------------------------------------------------------

                                                                 Number          **Current
                               Description                      of Units           Value
  Mutual Funds and Equity:
    MFS Emerging Growth Fund                                    5,678.288       $  141,787
    MFS Massachusetts Investors Trust Fund                      5,337.651           77,289
    Merrill Lynch Fundamental Growth Fund                      38,399.401          564,471
    Merrill Lynch Global Allocation Fund                       79,220.511          991,841
    Merrill Lynch Basic Value Fund                             36,665.591          990,338
    Merrill Lynch Capital Fund                                 22,845.999          578,004
    Merrill Lynch Corporate Intermediate Bond Fund             36,612.023          418,842
    Merrill Lynch Ready Asset Trust Fund                      324,631.380          324,631
    Merrill Lynch CMA Money Fund                               46,871.110           46,871
    *PennFed Financial Services, Inc. Stock                    27,047.541          754,626
                                                                                ----------
    Total                                                                        4,888,700

  Personal loans with interest rates of
  8.50% to 11.01%, with due dates ranging from
  2003 to 2007                                                                      18,650
                                                                                ----------
  Total                                                                         $4,907,350
                                                                                ==========


*   Represents party-in-interest
** Cost information is not required for participant-directed investments and is, therefore, not included.

                                  EXHIBIT INDEX


     Exhibit
     Number
     -------
       23                Consent of Deloitte & Touche LLP